SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated July 30, 2007 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated July 30, 2007 the Company reported its financial statements for the twelve month period ended on June 30, 2007 and 2006.

	06/30/07	06/30/06
Ordinary Period Result
(twelve-month period): profit	64,056,564	44,679,032
Extraordinary Period Result
(twelve-month period): profit - lose	—	—
Period Profit	64,056,564	44,679,032

Net Worth Composition:
Authorized capital stock	78,206,421	78,196,263
Integral adjustment of capital stock	84,620,909	84,620,909
Premium on shares and own shares negotiation	522,805,043	522,805,043
Technical revaluations	3,952,571	3,952,571
Legal Reserve	12,889,190	10,655,238
Reserve for new projects	57,376,529	—
Retained earnings	64,056,564	106,610,481
Total Net Worth	823,907,227	806,840,505

In accordance with Article o), Section 62 of the Bolsa de Comercio de Buenos Aires rules, we inform you that, as of the closing date of the twelve-month period financial statements, the Company’s Capital is Ps. 78,206,421, divided into 782,064,214 non endorsable ordinary shares of face value Ps. 0.10 each, and with one vote each, as follows:

IRSA Inversiones y Representaciones Sociedad Anónima	48,862,668	62.48%
Parque Arauco	23,111,695	29.55%
Other Shareholders	6,232,058	7.97%

In addition, pursuant to Article p) of the Regulations aforementioned, we inform that, if all the note holders exercise their right to convert their securities into shares at year-end, the Company’s Capital would be increased to Ps. 223,971,650, divided into 2,239,716,500 non-endorsable common shares of $0.10 par value each and each entitled to 1 vote, according to the following detail:

IRSA Inversiones y Representaciones Sociedad Anónima	146,820,267	65.55%
Parque Arauco	70,866,115	31.64%
Other Shareholders	6,285,268	2.81%

For this calculation, the conversion price considered was 0.324 per share.

The board of directors decided to continue to analyze future proposals to the shareholders in matters such as remuneration to directors, dividend distribution, allocation of the period results, etc.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: July 30, 2007.